FORM 1-SA

SEMIANNUAL REPORT

For the Period ended June 30, 2024

For

Apis Cor Inc.

A Delaware Corporation

Commission File Number: 024-11666

CONTACT INFORMATION :

Apis Cor Inc.

3060 Venture Lane #101

Melbourne, FL 32934

Phone: (347) 404-1481

Item 1: MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a statement by the management regarding the period of January 1, 2024 through June 30, 2024. The following balance sheets were prepared by the Company.

This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “would,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “future,” “intend,” “could,” “hope,” “predict,” “target,” “potential,” or “continue” or variations of these terms, the negative of these terms or other similar expressions. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” in our Offering Circular which received Notice of Qualification under Regulation A+ from the Securities Exchange Commission on December 27, 2021 (“Regulation A+ Offering”).

The following discussion of our financial condition and results of our operations should be read in conjunction with our financial statements and related notes appearing in in this semi-annual report and our annual report filed on Form 1-K with the Securities and Exchange Commission. The financial statements included in this filing are unaudited and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all adjustments necessary to make the interim financial statements not misleading have been included.

Overview

Apis Cor Inc. (“the Company”) was organized in December 2019 in the state of Delaware and began operations in January 2020. The Company was formed with the purpose of designing and developing the underlying robotics and construction materials to 3D print full-scale concrete single-family style houses (collectively, the “Technology” or “Structural 3D Printing Technology”).

Additive manufacturing, or 3D printing, is a process whereby a material is deposited one layer at a time to create a three- dimensional structure. Over the past 20 years, 3D printing has revolutionized the manufacturing world, providing a cheaper and more efficient way to create prototypes and test designs. Apis Cor is bringing 3D printing to building structures. Structural 3D printing allows developers to build faster, cheaper, and more consistently.

The intention of the Company is to provide advanced Structural 3D Printing Technology and durable 3D Printing Materials to developers and homebuilders to reduce the costs of building. Thus, enabling construction companies to decrease labor costs, increase productivity, and enhance the quality of the building itself through consistency between structures.

During the interim period (January 1, 2024 through June 30, 2024) the Company has engaged in sales of its Structural 3D Printing Technology. The current sale price for the Structural 3D Printer and Mixer is $650,000 for both units.

The Company engages in the manufacture and sales of proprietary 3D Printing Materials. The Company does not contractually require customers to purchase the Company’s proprietary 3D Printing Materials. If a customer uses non-Apis Cor proprietary 3D printing materials with Structural 3D Printer and the Mixer, the warranty provided by the Company is partially voided with respect to parts that touch the concrete flow process within the Structural 3D Printer and Mixer in the event a machine malfunctions or breaks. Furthermore, in the event the warranty is breached for use of non-Company 3D printing materials, the Company will charge the relevant customer for repair of the purchased parts and maintenance.

The Company is in the process of establishing the first in-house 3D Printing Materials manufacturing plants. The Company has engaged third-party manufacturers for its proprietary 3D Printing Materials. The Company maintains stringent intellectual property controls through contracts with these third-party manufacturers. After development of the Company’s 3D Printing Materials manufacturing facilities, in the event the Company cannot maintain manufacturing capacity of the 3D Printing Materials for the current customer contracts, the Company has the option to use these third-party manufacturers to cover demand shortfalls.

Structure of the Sales contracts:

The sales contract for the Structural 3D Printer and Mixer is structured in the following way:

The customer is required to pay a deposit for the Structural 3D Printer and Mixer. After the down payment is received, the Company will begin building the Structural 3D Printer and Mixer. In the event there is a balance remaining after the down payment, the balance owed to the Company will be paid in installments. The payment/installment schedule is variable for each customer as negotiated between the customer and the Company. The Structural 3D Printer and Mixer will not be released to the customer until the full balance is paid. Apis Cor can terminate at any time prior to delivery. In the event of termination, the Company will return 100% of funds paid to the Company.

Active Contracts

Sale of Structural 3D Printer and Mixer to South Dakota Developer

On May 3, 2023, the Company executed a sales Contract with a real estate developer in South Dakota. As of December 31, 2023, the Company has received full payment for the Structural 3D Printer and Mixer.

Sale of Structural 3D Printer and Mixer to Ontario, Canada Developer

On March 8, 2023, the Company executed a sales Contract with a real estate developer in Ontario, Canada. As of December 31, 2023, the Company has received a down payment of $200,000 for the Structural 3D Printer and Mixer.

2

Home in Melbourne, FL

The Company has been engaged as a sub-contractor for the wall construction of a single-family residential building in Melbourne, FL. Construction on the house’s structure is complete as of June 30, 2024. Construction will be complete soon after the date of this Form 1-SA pending the issuance of a certificate of occupancy.

The owner of the property has granted to Apis Cor a six-month lease with full access to the house to provide Apis Cor with the ability to use the house as a model home for its business purposes.

Products and Services

The Company’s products and services derive directly from the 3D printing process which enables real estate developers and the construction industry, just like others in the manufacturing sector, the following benefits:

1)	Increased productivity and fast construction process;

2)	Better and consistent quality including a drastic reduction of human error which cuts cost of fixing errors and post- finishing work;

3)	Significant reduction of reliance on human labor on job sites resulting an unprecedented ability to scale the development process;

4)	Marked increase in freedom in design for any structure. Less limitation on prefabricated materials such as cinderblocks; and

5)	Marked reduction in the cost of construction through cutting the need for human labor costs.

Principal Market and Distribution of the Company’s Products and Services

The Company has adopted an equipment sale strategy with respect to the Structural 3D Printers and Mixers, and a material sale strategy with respect to the 3D Printing Material(s). In addition to this sales-based revenue stream, the Company will provide technical assistance and customer support for its customers.

The Company plans to distribute the “Apis Cor University” training and promotional materials through its website. The Company does intend to generate significant revenues from Apis Cor University. Apis Cor University is still active and generated revenues of $15,946 in the period of January 1, 2024 through June 30, 2024.

Competitive Advantages

There are a handful of companies with a strong presence and positive track record in the 3D printing construction market. However, most of these competitors use bulky equipment and expensive methods. Because of this, the competitors do not provide a service that achieves significant cost savings relative to traditional construction.

Apis Cor’s advantage is the unique design of the Structural 3D Printers and Mixers which feature true mobility and compact dimensions resulting in the Technology being easy to use and very scalable. The mobility of the equipment allows the Technology to print houses of any square footage, as the Structural 3D Printers can be easily moved along a whole construction area. No other current 3D printing construction technology matches this capability.

The Company’s Technology is protected with four granted patents and multiple patent applications. We also have advanced material which was successfully used in different climate zones - Dubai, Boca Chica TX, Missouri and for NASA competition which set the highest bar for material quality, durability and physical properties.

3

Status of Products

The Company has announced its products to the public through the Company website (www.apis-cor.com). All the Technologies are in the production stage, but the Company still engages in internal research and development for the next version of the Company’s Products.

New 3D Mixer

The Company began selling a new version of the 3D Mixer during the interim period. This new version of the 3D Mixer is named “Gary 2.0”. This is the sole mixer being sold by the Company as of June 30, 2024.

Gary 2.0 provides for a significant competitive advantage due to the increased efficiency and continuity it brings to the mixing and extrusion process.

New Manufacturing Facility

On September 21, 2023, the Company entered into a lease in Melbourne, FL for an additional 7,000 sq. ft. manufacturing facility for the manufacturing of the Structural 3D Printing Technology, including the 3D Printers and 3D Mixers, and as a pilot batch plant for the 3D Printing Materials.

Results of Operations

Revenue

Total revenue for the six months ended June 30, 2024 and 2023, was $15,946 and $8,142, respectively. Customer deposits for future sales as of June 30, 2024 and December 31, 2023 were approximately $1,065,000 and $982,000, respectively.

The following summarizes the Company’s major sources of revenue:

3D Printing Equipment

3D printing equipment includes proprietary Structural 3D Printers and Mixers comprised of proprietary mixing and pump machines. By means of the Company’s equipment, the cementitious material is distributed layer-by-layer forming the walls. The material itself is manufactured by the Company and will exclusively be sold though the Company. The revenue is earned upon delivery when the customer takes control of the equipment.

The Company has developed the initial commercial version of the Structural 3D Printers and Mixers and has begun sales to customers. There were no revenues from 3D printing equipment sales for the six months ended June 30, 2024 and 2023. Customer deposits for future reservations of 3D printing equipment sales were approximately $973,000 and $873,000 as of June 30, 2024 and December 31, 2023, respectively.

3D Printed Structures

These projects provide 3D printed interior and exterior walls and could include any number of additional services including site preparation, insulation, roofing, HVAC and other mechanical components. No 3D structures were printed during the six months ended June 30, 2024 and 2023. Customer deposits for future reservations of 3D printed structures were approximately $75,000 and $29,000 as of June 30, 2024 and December 31, 2023, respectively.

4

Training Programs

The Company has developed 3D printing training programs offered in on-demand downloads and live seminar formats. Total revenue from training programs for the six months ended June 30, 2024 and 2023 was $15,946 and $8,142, respectively. Customer deposits for live training programs were approximately $18,000 and $19,000 at June 30, 2024 and December 31, 2023, respectively.

Operating Expenses

The Company classifies its operating expenses as payroll and related expenses, research and development, advertising and marketing, professional fees, facilities and maintenance expense, and other operating expenses (other general and administrative, depreciation, and travel and entertainment).

Payroll and related expenses for the six months ended June 30, 2024 and 2023 were $301,786 and $455,943, respectively. The decrease in expense is primarily attributable to headcount reduction to meet the current operating needs of the Company. The Company plans to hire additional staff as needed to optimize and support product offerings, manufacturing infrastructure and business development.

Research and development expenses for the six months ended June 30, 2024 and 2023 were $65,219 and $210,647, respectively. The decrease in expense is primarily attributable to the Company having completed development of the initial commercial version of the Structural 3D Printers and Mixers in April 2023. Research and development expenses will be budgeted at relatively modest costs as the Company is committed to a continuous improvement program for its technologies and products. Research and development expenses have historically consisted primarily of contractors, materials, tooling, shipping costs, manufacturing costs, and testing costs to design, develop, and test the technologies. Also included are parts, tools and equipment acquired to produce prototypes for testing.

Advertising and marketing expenses for the six months ended June 30, 2024 and 2023 were $41,477 and $129,111, respectively. The decrease in expense is due to decreased advertising costs related to crowdfunding offerings.

Other general and administrative expenses for the six months ended June 30, 2024 and 2023 were $83,009 and $91,811, respectively. The decrease in expense is primarily attributable to a decrease in recruiting fees.

Professional fees for the six months ended June 30, 2024 and 2023 were $349,947 and $75,355, respectively. The increase in expense is primarily attributable to expense related to the issuance of Series A Preferred Stock in exchange for advisory services and the cost of retaining a sales consultant to drive product sales.

Facility and maintenance expenses for the six months ended June 30, 2024 and 2023 were $196,231 and $75,247, respectively. This increase is primarily attributable to the Company securing manufacturing and warehouse space in September 2023 to optimize and support its manufacturing infrastructure as the Company has begun offering its technologies for sale to customers.

Net loss from operations

As a result of the foregoing, the Company’s net loss from operations for the six months ended June 30, 2024 and 2023 was $1,165,949 and $1,104,282, respectively. The increase in the net loss from operations is primarily attributable to increased professional fees and facility costs offset by decreases in payroll and research and development expenses.

5

Liquidity and Capital Resources

Cash and Working Capital

As of June 30, 2024, the Company’s cash on-hand was $344,079 compared to $184,836 as of December 31, 2023. The Company had a working capital deficit as of June 30, 2024 of $1,030,998 compared to a working capital deficit of $924,568 at December 31, 2023. The additional working capital deficit was primarily attributable to an increase of $83,500 in customer deposits for future sales, additional lease liabilities due to a lease extension, offset by an increase in cash on hand of $159,243 primarily due to additional funds raised through the sale of SAFE contracts and Regulation Crowdfunding sale of Common Stock.

The Company has developed the initial commercial version of the Structural 3D Printers and Mixers and has begun sales to customers as of the date of the filing of this Form 1-SA, however, the Company will devote time and proceeds to expand manufacturing capabilities, including minor alterations of the Technologies and research and development to achieve manufacturing scaling and efficiency. The Company will also continue research and development and product development activities for the underlying Technologies. This research and development process will continue through the life of the Company, but the ratio of funds devoted to research and development will decrease as funds devoted to marketing, manufacturing, and scaling activities increase. This will require a material investment of the proceeds and Company assets to achieve the intended scaling capacity. Therefore, the Company plans to continue to raise equity capital through the sale of its securities. (See Equity Offerings). Absent additional capital, the Company may have to significantly reduce, delay, scale back or discontinue further development of its Technologies and patents and expansion of its capabilities or discontinue operations completely.

Cash Flows from Operating Activities

Net cash used in operating activities for the six months ended June 30, 2024 and 2023 was $729,027 and 745,553, respectively.

During the six months ended June 30, 2024 and 2023, operating activities were concentrated on the Company’s completion of the initial commercial version of the Structural 3D Printers and Mixers and implementation of its manufacturing infrastructure. The Company has begun offering its equipment for sale as of April 2023 and has received customer deposits for future sales.

Cash Flows from Investing Activities

Net cash used in investing activities for the six months ended June 30, 2024 and 2023 was $528 and $448,959. Net cash used in investing activities was primarily comprised of the purchase of production equipment.

Cash Flows from Financing Activities

Net cash provided by financing activities for the six months ended June 30, 2024 and 2023 was $888,798 and $953,423. Net cash provided by financing activities is primarily comprised of net proceeds from the sale of common stock and SAFE contracts.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements, including arrangements that would affect the liquidity, capital resources, market risk support, and credit risk support or other benefits.

6

Critical Accounting Policies and Estimates

Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date.

Effective January 1, 2023, the Company adopted the new accounting guidance in Accounting Standards Update ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments Accounting Standards Codification (ASC 326). This standard replaced the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (“CECL”) methodology. CECL requires an estimate of credit losses for the remaining estimated life of the financial asset using historical experience, current conditions, and reasonable and supportable forecasts, and generally applies to financial assets measured at amortized cost. Financial assets measured at amortized cost will be presented at the net amount expected to be collected by using an allowance for credit losses. The Company adopted the standard using the modified retroactive approach, which did not affect retained earnings.

The Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption. Our significant accounting policies are more fully described in the notes to our financial statements included herein for the six months ended June 30, 2024.

Debt and Equity Offerings

SAFE Liabilities

During 2021 and 2020, the Company offered their investors a Simple Agreement for Future Equity (“SAFE”) contract, which allowed an investor to make an upfront payment for the right to future standard or SAFE preferred Shares issued at a discount of 0% to 85%. Upon conversion, these shareholders would have the same rights as any other preferred shareholders, if any.

Effective September 1, 2022, these SAFEs converted under its equity financing terms (see Note H in attached financial statements). The Company had raised $2,930,000 through these SAFE contracts and issued 30,585,060 shares of Series A Preferred Stock related to conversion of the SAFEs.

During 2023, the Company offered additional Simple Agreements for Future Equity (“SAFE”) contract, which allowed the investor to make an upfront payment for the right to future Standard or SAFE Preferred Shares issued in the next equity financing round at a discount of 0% to 80%. Upon conversion, these shareholders would have the same rights as any other preferred shareholders, if any. As of June 30, 2024, the Company had raised $855,000 through sale of these SAFE contracts. These are reflected as liabilities in the accompanying balance sheets. Subsequent to June 30, 2024, the Company issued an additional $300,000 of SAFE agreements.

Convertible Notes Payable

During 2020, the Company offered their investors a series of 18-month 2% convertible promissory notes, (collectively, the “Notes”). Upon conversion, these shareholders would have the same rights as any other common shareholder or preferred shareholder, if any.

The Company raised $169,800 through these convertible notes. Effective September 1, 2022, the Notes converted under its Qualified Financing terms (see Note I in attached financial statements). The Company issued 2,762,172 shares of Series A Preferred Stock and 1,112,062 shares of common stock related to conversion of the total principal and accrued interest of $176,609 from Convertible Notes Payable.

7

Regulation A+ Offering

On December 27, 2021, the Company received Notice of Qualification from the Securities and Exchange Commission under Regulation A+ to proceed with the public offering of its securities (the “Regulation A+ Offering”). The Regulation A+ Offering permits the Company to offer and sell 35,000,000 shares of common stock at a price of $1.00 per share, or $35,000,000 in total, to accredited investors. All Shares are exempt from registrations contained in Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder. There are no underwriting fees associated with this Regulation A+ Offering. There is presently no public market for the Company’s securities and the Company has engaged a fully regulated broker-dealer at a 3% commission of all sales.

As of June 30, 2024, the Company issued an aggregate of1,171,827 shares of common stock at a purchase price of $1 per share. Subsequent to the date of the balance sheet, the Company has not issued additional shares through this offering.

Regulation Crowdfunding Offerings

In September 2022, the Company initiated a raise of additional funds through Regulation Crowdfunding (the “Reg CF Offering”) with a funding goal of $5,000,000. As of December 31, 2023, the Company issued 2,367,017 shares of common stock at a purchase price of $1 per share with net proceeds of $2,179,070. Subsequent to the date of the balance sheet, the Company issued an additional 373,494 Shares with gross proceeds of $347,447 through this offering. The Reg CF Offering ran through September 2023, at which time it was closed to further sales of its securities. The Company issued 53,208 shares of common stock in February 2024 to the funding portal in payment of commissions earned related to the Reg CF Offering.

In February 2024, the Company launched a Regulation Crowdfunding offering (the “2024 Reg CF Offering”) to sell up to $3,621,492 in equity financing through the sale of up to 2,463,000 shares of its common stock at a purchase price of $1.47 per share. During the first six months of 2024, the Company issued 273,443 shares of common stock under the 2024 Reg CF Offering for net proceeds of $339,194. Subsequent to the date of the balance sheet, the Company issued 79,410 shares of common stock under the 2024 Reg CF Offering for net proceeds of $62,904.

Item 2. OTHER INFORMATION

There is no information required to be disclosed in a report on Form 1-U during the semiannual period covered by this Form 1-SA, but not reported.

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Item 3: UNAUDITED FINANCIALS FOR PERIOD ENDED JUNE 30, 2024

Apis Cor Inc.
Balance Sheets

	June 30,	December
	2024	31, 2023
	(Unaudited)	(Audited)
ASSETS
Current assets
Cash	$344,079	$184,836
Accounts receivable	3,022	-
Inventory	34,188	34,188
Prepaid expenses	33,991	37,439
Due from stockholders	19,336	7,690
Other current assets	21,233	32,956
Total current assets	455,849	297,109

Non-current assets
Property and equipment, net	1,546,786	1,627,271
Operating lease right-of-use assets	215,492	127,292
Loans receivable from stockholders	100,360	105,667
Security deposits	38,633	38,633
Total assets	$2,357,120	$2,195,972

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities
Current liabilities
Accounts payable and accrued expenses	$101,911	$72,340
Customer deposits	1,065,357	981,857
Equipment loans payable	103,055	99,730
Operating lease liabilities, current portion	153,014	67,750
Line of credit	63,510	-
Total current liabilities	1,486,847	1,221,677

Long-term liabilities
Equipment loans payable, non-current	427,636	480,376
SAFE liabilities	855,000	230,000
Operating lease liabilities, non-current	69,095	42,860
Total liabilities	2,838,578	1,974,913

Stockholders' equity
Preferred stock, $0.00001 par value, 100,000,000 authorized
Series A Preferred stock, 50,000,000 designated, 33,620,149
and 33,347,232 shares issued and outstanding, respectively	336	333
Series X Preferred stock, 400,000 designated, 302,154
and 0 shares issued and outstanding, respectively	3	-
Common stock, $0.000000827 par value, 400,000,000
authorized, 105,673,869 and 105,400,026 shares issued, and
98,621,403 and 98,347,960 shares outstanding, respectively	87	87
Additional paid-in capital	6,455,846	5,965,899
Treasury stock, 7,052,466 shares, at cost	(71)	(71)
Accumulated deficit	(6,937,659)	(5,745,189)
Total stockholders' equity	(481,458)	221,059
Total liabilities and stockholders' equity	$2,357,120	$2,195,972

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Apis Cor Inc.
Statements of Operations
(Unaudited)

	For the Six Months
	Ended June 30,
	2024	2023

REVENUE
Training programs	$15,946	$8,142

EXPENSES
Payroll and related expenses	301,786	455,943
Research and development	65,219	210,647
Advertising and marketing	41,477	129,111
Other general and administrative	83,009	91,811
Professional fees	349,947	75,355
Facility and maintenance expense	196,231	75,247
Depreciation	81,013	42,632
Travel and entertainment	60,618	31,678
Other operating supplies and expenses	2,595	-
Total operating expenses	1,181,895	1,112,424

LOSS FROM OPERATIONS	(1,165,949)	(1,104,282)

OTHER INCOME (EXPENSES)
Interest expense	(28,647)	(8,212)
Interest income	2,126	1,083

NET LOSS	$(1,192,470)	$(1,111,411)

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Apis Cor Inc.
Statements of Stockholders' Equity (Deficit)
(Unaudited)
For the Six months Ended June 30, 2024 and 2023

	Preferred Stock, $0.00001 par value				Common Stock		Additional
	Series A Preferred		Series X Preferred		$0.000000827 par value		paid-in	Treasury Stock		Accumulated
	Shares	Amount	Shares	Amount	Shares	Amount	capital	Shares	Amount	Deficit	Total

December 31, 2022	33,347,232	$333	-	$-	103,498,023	$85	$4,358,953	7,052,466	$(71)	$(3,197,613)	$1,161,687

Stock-based compensation	-	-	-	-	-	-	18	-	-	-	18

Stock issued, net of offering costs	-	-	-	-	857,003		716,021	-	-	-	716,022

Net loss	-	-	-	-	-	-	-	-	-	(1,111,411)	(1,111,411)

June 30, 2023	33,347,232	$333	-	$-	104,355,026	$86	$5,074,992	7,052,466	$(71)	$(4,309,024)	$766,316

December 31, 2023	33,347,232	$333	-	$-	105,400,426	$87	$5,965,899	7,052,466	$(71)	$(5,745,189)	$221,059

Issuance of Series A Preferred
Stock in exchange for services	272,917	3	-	-	-	-	218,330	-	-	-	218,333

Issuance of Series X Preferred
Stock in exchange for cash	-	-	302,154	3	-	-	3,019	-	-	-	3,022

Stock issued, net of offering costs	-	-	-	-	273,443	-	253,020	-	-	-	253,020

Stock-based compensation	-	-	-	-	-	-	15,578	-	-	-	15,578

Net loss	-	-	-	-	-	-	-	-	-	(1,192,470)	(1,192,470)

June 30, 2024	33,620,149	$336	302,154	$3	105,673,869	$87	$6,455,846	7,052,466	$(71)	$(6,937,659)	$(481,458)

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Apis Cor Inc.
Statements of Cash Flows
(Unaudited)

	For the Six Months
	Ended June 30,
	2024	2023

Cash flows from operating activities:
Net loss	$(1,192,470)	$(1,111,411)
Adjustments to reconcile net loss to net cash
used by operating activities:
Depreciation	81,013	42,632
ROU assets and liabilities	23,299	-
Stock-based compensation	15,578	18
Issuance of Series A Preferred Stock for services	218,333	-
Changes in working capital components:
Accounts receivable	(3,022)	747
Inventory	-	(38,030)
Prepaid expenses	3,448	(45,321)
Other current assets	11,723	(4,101)
Security deposits	-	(6,237)
Accounts payable and accrued expenses	29,571	4,035
Customer deposits	83,500	428,861
Other current liabilities	-	(16,746)
Net cash used by operating activities	(729,027)	(745,553)

Cash flows from investing activities:
Purchases of property and equipment	(528)	(435,369)
Equipment deposit	-	(13,590)
Net cash used by investing activities	(528)	(448,959)

Cash flows from financing activities:
Proceeds from equipment loans payable	-	262,350
Repayments on equipment loans payable	(49,415)	(23,472)
Net advances (payments) on line of credit	63,510	-
Proceeds from issuance of SAFE liabilities	625,000	-
Net loans to and repayments from stockholders	(6,339)	(1,477)
Proceeds from sale of Series X Preferred Stock	3,022	-
Proceeds from issuance of common stock,
net of costs from Reg CF offering	253,020	799,317
Capital raise costs	-	(83,295)
Net cash provided by financing activities	888,798	953,423

Net change in cash	159,243	(241,089)
Cash, beginning of year	184,836	480,985
Cash, end of period	$344,079	$239,896

Supplemental and non-cash disclosures
Cash paid for interest	$28,647	$8,212
Operating lease right of use asset and liability recorded	$183,153	$-
Right-of-use asset and liability adjustment for lease modification		$92,733

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Note A – Nature of Business and Organization

Apis Cor Inc. (the “Company”) was organized in December 2019 in the state of Delaware and began operations in January 2020. The Company is a developer of on-site circular mobile 3D printers built for the construction industry. The Company offers a robotics arm that distributes a concrete mortar to create the desired shape of a building, with the intention of enabling clients to reduce the costs of building. The Company has created several prototype 3D printers and has already printed several developmental structures in addition to development of on-demand 3D printing training courses and live seminar and workshop offerings. The Company has received deposits for sales of its 3D printing equipment in 2023 with delivery projected in 2024.

Note B – Significant Accounting Policies

Basis of Presentation

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Adopted Accounting Standards

Accounting standards promulgated by the Financial Accounting Standards Board (“FASB”) are subject to change. Changes in such standards may have an impact on the Company’s future financial statements.

The Company periodically reviews new accounting standards that are issued. Although some of these accounting standards may be applicable to the Company, the Company has not identified any new standards, other than the ones described below, that it believes merit further discussion as the Company expects that none would have a significant impact on its financial statements.

Effective January 1, 2023, the Company adopted the new accounting guidance in Accounting Standards Update ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments Accounting Standards Codification (ASC 326). This standard replaced the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (“CECL”) methodology. CECL requires an estimate of credit losses for the remaining estimated life of the financial asset using historical experience, current conditions, and reasonable and supportable forecasts, and generally applies to financial assets measured at amortized cost. Financial assets measured at amortized cost will be presented at the net amount expected to be collected by using an allowance for credit losses. The Company adopted the standard using the modified retroactive approach, which did not affect retained earnings.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and on deposit. The Company deposits cash and cash equivalents with financial institutions which management believes is of high credit quality. At June 30, 2024 and December 31, 2023, there were no cash equivalents.

Accounts Receivable

Accounts receivable consists of balances owed to the Company for goods sold and services provided. Accounts receivable are carried at the original amount less an estimate for credit losses. The Company maintains an allowance for credit losses which represents management's estimate of expected credit losses over the remaining expected life of the Company’s financial assets measured at amortized cost and comprised of three main components: (i) historical collection performance, (ii) specific collection issues, (iii) current conditions, and reasonable and supportable forecasts about the future. If actual provision for credit losses differs from the reserves calculated based on historical trends and known customer issues and current conditions, an adjustment to the provision for credit losses is recorded in the period in which the difference occurs. Such adjustment could result in additional expenses or a reduction of expenses. The Company writes off accounts to the allowance when it has determined that collection is unlikely. Some of the factors considered in reaching this determination are (i) the apparent financial condition of the customer, (ii) the success the Company has in contacting and negotiating with the customer, (iii) the current state of the industry and (iv) the number of days the account has been outstanding. When the Company’s collections do not correspond with historical performance, additional charges may be required. As of June 30, 2024 and December 31, 2023, the Company determined no allowance for credit losses was needed. The income statement effect of all changes in the allowance for credit losses is recognized as provision for credit losses

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Property and Equipment

Property and equipment are recorded at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Maintenance and repairs are charged to expense as incurred. Betterments and renewals are capitalized. When property and equipment are sold or otherwise disposed of, the asset account and related accumulated depreciation account are relieved, and any gain or loss is included in operations. The straight- line method of depreciation is used over the following estimated useful lives:

Production equipment	8-15 years
Vehicles and trailers	8-10 years
Computers and equipment	5 years Furniture
& fixtures	7 years Leasehold
improvements	Life of lease

Additions and improvements are capitalized, while replacements, maintenance, and repairs, which do not improve or extend the life of the respective assets, are expensed as incurred. Gains and losses from the disposal of assets are recorded in the year of disposition.

Leases

The Company determines if an arrangement is a lease at inception. The Company’s manufacturing space is included in the balance sheets at June 30, 2024 and December 31, 2023 as an Operating lease right-of-use asset, Right-of-use liability, current portion, and Right-of-use liability, non-current.

ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. And the carrying amount of lease liabilities is re-measured if there is a modification, a change in the lease term, a change in the lease payments, or a change in the assessment of an option to purchase the underlying asset. For leases that do not provide an implicit rate, we use the Company’s incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. We use the implicit rate when readily determinable. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Customer Deposits

Customer deposits are recorded when payments from customers are received for future sales or services and are recognized as revenue on the date of the completion of the building, live training program or delivery of equipment. As of June 30, 2024 and December 31, 2023, customer deposits totaled approximately $1,065,000 and $982,000, respectively.

Revenue Recognition

All revenues from exchange transactions are recorded in accordance with Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers, which is recognized when: (i) a contract with a customer has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation at a point in time or over time.

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The Company’s revenues are currently generated from on-demand training courses and live seminars. These services predominantly contain a single performance obligation, and revenue for such sales is recognized when the customer obtains control, which is typically when the payment is made and download is available to the customer or the service is provided to the customer. Management has determined that there are no significant variable considerations.

The following summarizes the Company’s major revenue sources:

3D Printing Equipment

3D printing equipment includes proprietary Structural 3D Printers and Mixers comprised of proprietary mixing and pump machines. By means of the Company’s equipment, the cementitious material is distributed layer-by-layer forming the walls. The material itself is manufactured by the Company and will exclusively be sold though the Company. Revenue is earned upon delivery and the customer takes control of the equipment. The Company has developed the initial commercial version and has begun to accept customer deposits for future deliveries. No sales occurred in 2023 or 2022.

Training Program Sales

The Company has developed 3D printing training programs offered in on-demand download and live seminar and workshop formats. Revenue from the sale of these programs is recognized when the customer obtains control, which is typically when payment is made and download is available to the customer.

Payment terms and conditions vary, although terms generally include a requirement of payment at the time of the sale or performance of the service and are typically due within 30 days. Payments received in advance and not earned are included in customer deposits and recognized in the period in which it is earned. In circumstances where the timing of revenue recognition differs from the timing of invoicing, the Company has determined that the Company's contracts generally do not include a significant financing component. All revenue is earned in the United States.

Research and Development

Research is planned search or critical investigation aimed at discovery of new knowledge with the hope that such knowledge will be useful in developing a new product or service (hereinafter “product”) or a new process or technique (hereinafter “process”) or in bringing about a significant improvement to an existing product or process. Development is the translation of research findings or other knowledge into a plan or design for a new product or process or for a significant improvement to an existing product or process whether intended for sale or use. It includes the conceptual formulation, design, and testing of product alternatives, construction of prototypes, and operation of pilot plants. It does not include routine or periodic alterations to existing products, production lines, manufacturing processes, and other on-going operations even though those alterations may represent improvements and it does not include market research or market testing activities.

Per ASC 730, Research and Development, the Company expenses research and development cost as incurred. Research and development costs for the six months ended June 30, 2024 and 2023, were approximately $65,000 and $211,000, respectively.

Advertising and Marketing

Advertising and Marketing costs are expensed when incurred. For the six months ended June 30, 2024 and, 2023, advertising and marketing related expenses were approximately $41,000 and $129,000, respectively.

Income Taxes

The Company utilizes an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. The federal net operating loss may be carried forward indefinitely but are limited to 80% of the taxable income in any one tax period. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company’s income tax returns are subject to review and examination by federal and state authorities in accordance with prescribed statutes. When accrued, interest and penalties related to unpaid taxes are included in income tax expense.

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The Company adopted the income tax standard for uncertain tax positions. As a result of this implementation, the Company evaluated its tax positions and determined that it has no uncertain tax positions as of June 30, 2024 and 2023. The Company’s 2020 through 2023 tax years are open for examination for federal and state taxing authorities.

Note C – Going Concern

The accompanying financial statements are prepared assuming the Company will continue as a going concern. At June 30, 2024, the Company had an accumulated deficit of approximately $6,938,000. The net cash used in operating activities for the six months ended June 30, 2024 totaled approximately $729,000.

With sales of its 3D printers in 2024 and additional financing from private and public offerings of its common stock, the Company will have sufficient funds to continue operations for at least twelve months from the date of this report. While the Company believes in the viability of its strategy to increase sales and in its ability to raise additional funds, there can be no assurances to that effect. The financial statements do not include adjustments to reflect the possible effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Note D – Property and Equipment

Property and equipment consist of the following:

	June	December
	30, 2024	31, 2023

Production equipment	$1,425,005	$1,424,476
Vehicles and trailers	185,217	185,217
Computers and equipment	38,174	38,174
Furniture & fixtures	29,371	29,371
Construction in progress	103,091	103,091
Leasehold improvements	23,576	23,576

Total property and equipment	1,804,434	1,803,906
Less: accumulated depreciation	(257,648)	(176,635)

Property and equipment, net	$1,546,786	$1,627,271

For the six months ended June 30, 2024 and 2023, total depreciation expense was approximately $81,000 and $43,000, respectively. At June 30, 2024 and December 31, 2023, in addition to the construction in progress, there was approximately $728,000 and $727,000, respectively, in production equipment that had not yet been placed in service.

Note E - Loans Receivable from Stockholder

On January 3, 2020, the Company entered into an unsecured promissory note with a stockholder for $43,000, with interest at 2% per annum. The note matured on January 3, 2023 with the principal balance outstanding plus accrued but unpaid interest being due and payable on the maturity date. The note was subsequently amended with scheduled repayment terms through April 15, 2025. The Company recorded interest income of $521 and $320 for the six months ended June 30, 2024 and 2023, respectively, in the financial statements related to this promissory note.

On January 13, 2021, the Company entered into an unsecured promissory note with a stockholder for $47,000, with interest at 2% per annum. The note matures on the third anniversary of the effective date, with the principal balance outstanding plus accrued but unpaid interest being due and payable on the maturity date. The note was subsequently amended with scheduled repayment terms through December 31, 2025. The Company recorded interest income of $470 and $466 for the six months ended June 30, 2024 and 2023, respectively, in the financial statements related to this promissory note.

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On December 30, 2022, the Company entered into an unsecured promissory note with a stockholder for $30,000, with interest at 2% per annum. The note matures on the third anniversary of the effective date, with the principal balance outstanding plus accrued but unpaid interest being due and payable on the maturity date. The Company recorded interest income of $299 and $297 for the six months ended June 30, 2024 and 2023, respectively, in the financial statements related to this promissory note.

Note F – Line of Credit

In November 2023, the Company entered into a Line of Credit Agreement (“the LOC”) for $100,000 with interest at Prime plus 4.050% per annum. The final availability date is the earlier of the fifth anniversary of the agreement or at an earlier date at the bank’s sole discretion. Commencing on January 1, 2024 and on the first of each month thereafter, the Company shall make monthly payments of $100 or accrued interest plus 1/100 of the then unpaid principal balance, whichever is greater. The LOC is secured by substantially all the assets of the Company and contains customary affirmative and negative covenants and conditions to borrowing, as well as customary events of default. As of June 30, 2024 and December 31, 2023, the balance outstanding on this line of credit was $63,510 and $0, respectively.

Note G – Equipment Loans Payable

On November 4, 2020, the Company purchased equipment and entered into a loan in the amount of $7,225. This loan has a 60-month term with an interest rate of 10.49% and a monthly payment of $155. Interest expense for the six months ended June 30, 2024 and 2023 was $148 and $225, respectively. As of June 30, 2024 and December 31, 2023, the outstanding principal balance was $2,400 and $3,185, respectively. Of the outstanding principal balance, $1,696 and $1,611 was recorded as a current liability as of June 30, 2024 and December 31, 2023, respectively.

On July 29, 2021, the Company purchased equipment and entered into a loan in the amount of $98,500. This loan has a 72-month term with an interest rate of 6.06%. The first two monthly payments were $500 each with the following 70 monthly payments of $1,674. Interest expense for the six months ended June 30, 2024 and 2023 was $1,894 and $2,372, respectively. As of June 30, 2024 and December 31, 2023, the outstanding principal balance was $57,745 and $65,894, respectively. Of the outstanding principal balance, $17,056 and $16,548 was recorded as a current liability as of June 30, 2024 and December 31, 2023, respectively.

On February 14, 2022, the Company purchased equipment paid in part with value from trade-in equipment and entered into a loan in the amount of $55,734. This loan has a 75-month term with an interest rate of 10.49% and a monthly payment of $1,016. Interest expense for the six months ended June 30, 2024 and 2023 was $2,175 and $2,552, respectively. As of June 30, 2024 and December 31, 2023, the outstanding principal balance was $39,052 and $42,975, respectively. Of the outstanding principal balance, $8,499 and $8,055 was recorded as a current liability as of June 30, 2024 and December 31, 2023, respectively.

On August 28, 2022, the Company purchased equipment and entered into a loan in the amount of $29,546. This loan has a 75-month term with an interest rate of 7.94% and a monthly payment of $503. Interest expense for the six months ended June 30, 2024 and 2023 was $954 and $1,106, respectively. As of June 30, 2024 and December 31, 2023, the outstanding principal balance was $22,762 and $24,823, respectively. Of the outstanding principal balance, $4,382 and $4,207 was recorded as a current liability as of June 30, 2024 and December 31, 2023, respectively.

On September 13, 2022, the Company purchased equipment and entered into a loan in the amount of $34,345. This loan has a 54-month term with an interest rate of 7.03% and monthly payments of $99 for the first six months and $809 for the remaining 48 months. Delivery of the equipment occurred in 2023. Interest expense for the six months ended June 30, 2024 and 2023 was $934 and $290, respectively. As of June 30, 2024 and December 31, 2023, the outstanding principal balance was $24,207 and $28,127, respectively. Of the outstanding principal balance, $8,269 and $7,980 was recorded as a current liability as of June 30, 2024 and December 31, 2023, respectively.

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On September 15, 2022, the Company purchased equipment and entered into a loan in the amount of $29,250. This loan has a 60-month term with an interest rate of 8.48% and a monthly payment of $600. Interest expense for the six months ended June 30, 2024 and 2023 was $933 and $1,144, respectively. As of June 30, 2024 and December 31, 2023, the outstanding principal balance was $20,383 and $23,049, respectively. Of the outstanding principal balance, $5,687 and $5,448 was recorded as a current liability as of June 30, 2024 and December 31, 2023, respectively.

On April 18, 2023, the Company purchased equipment and entered into a loan in the amount of $262,350. This loan has a 72-month term with an interest rate of 10.10% and a monthly payment of $4,747. Interest expense for the six months ended June 30, 2024 and 2023 was $11,482 and $525, respectively. As of June 30, 2024 and December 31, 2023, the outstanding principal balance was $226,718 and $243,922, respectively. Of the outstanding principal balance, $37,058 and $35,258 was recorded as a current liability as of June 30, 2024 and December 31, 2023, respectively.

On November 21, 2023, the Company purchased equipment and entered into a loan in the amount of $148,130. This loan has a 72-month term with an interest rate of 9.42% and a monthly payment of $2,708. Interest expense for the six months ended June 30, 2024 and 2023 was $8,247 and $0, respectively. As of June 30, 2024 and December 31, 2023, the outstanding principal balance was $137,424 and $148,130, respectively. Of the outstanding principal balance, $20,408 and $20,622 was recorded as a current liability as of June 30, 2024 and December 31, 2023, respectively.

The aggregate future maturities of notes payable are as follows:

Year Ended June 30,	Amount

2025	$103,055
2026	111,277
2027	118,209
2028	97,777
2029	87,124
Thereafter	13,249

$530,691

Note H – SAFE Liabilities

2020 and 2021 SAFE Liabilities

During 2021 and 2020, the Company offered their investors a Simple Agreement for Future Equity (“SAFE”) contract, which allowed the investor to make an upfront payment for the right to future Standard or SAFE Preferred Shares issued in the next equity financing round at a discount of 0% to 85%. Upon conversion, these shareholders would have the same rights as any other preferred shareholders, if any.

A key event that would cause conversion of these agreements into future equity include an Equity Financing as follows:

Equity Financing: If there is an equity financing before the termination of this SAFE, on the initial closing of such equity financing, this SAFE will automatically convert into the greater of: (1) the number of shares of Standard Preferred Stock equal to the purchase amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of SAFE Preferred Stock equal to the purchase amount divided by the SAFE price.

The Company closed on transactions pursuant to its Regulation A+ offering of common stock in the aggregate investment amount exceeding $1 million, whereupon the Equity Financing terms were met and these SAFEs automatically converted into shares of the Company’s Series A Preferred Stock effective September 1, 2022.

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The Company raised $2,930,000 through these SAFE contracts and issued 30,585,060 shares of Series A Preferred Stock related to conversion of the SAFEs. (See Note I)

2023 and 2024 SAFE Liabilities

During 2023, the Company offered additional Simple Agreements for Future Equity (“SAFE”) contract, which allowed the investor to make an upfront payment for the right to future Standard or SAFE Preferred Shares issued in the next equity financing round at a discount of 0% to 80%. Upon conversion, these shareholders would have the same rights as any other preferred shareholders, if any. As of June 30, 2024 and December 31, 2023, the Company had raised $855,000 and $230,000, respectively, through these SAFE contracts. These are reflected as liabilities in the accompanying balance sheets.

The key events that will cause conversion of these agreements into future equity include:

Equity Financing: If there is an equity financing before the termination of this SAFE, on the initial closing of such equity financing, this SAFE will automatically convert into the the number of shares of SAFE Preferred Stock equal to the purchase amount divided by the Conversion Price.

Liquidity Event: If there is a liquidity event before the termination of this SAFE, this SAFE will automatically be entitled (subject to the liquidation priority set forth below) to receive a portion of proceeds, due and payable to the investor immediately prior to, or concurrent with, the consummation of such liquidity event, equal to the greater of (i) the purchase amount or (ii) the amount payable on the number of shares of common stock equal to the purchase amount divided by the liquidity price. If any of the Company’s security holders are given a choice as to the form and amount of proceeds to be received in a liquidity event, the investor will be given the same choice, provided that the investor may not choose to receive a form of consideration that the investor would be ineligible to receive as a result of the investor’s failure to satisfy any requirement or limitation generally applicable to the Company’s security holders, or under any applicable laws.

Dissolution Event: If there is a dissolution event before the termination of this SAFE, the investor will automatically be entitled (subject to the liquidation priority) to receive a portion of proceeds equal to the purchase amount, due and payable to the investor immediately prior to the consummation of the dissolution event.

Liquidation Priority: In a liquidity event or dissolution event, this SAFE is intended to operate like standard non-participating Preferred Stock. The investor’s right to receive its purchase amount is:

(i)	Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into common stock);

(ii)	On par with payments for other SAFEs and/or preferred stock, and if the applicable proceeds are insufficient to permit full payments to the investor and such other SAFEs and/or preferred stock, the applicable proceeds will be distributed pro rata to the investor and such other SAFEs and/or preferred stock in proportion to the full payments that would otherwise be due; and

(iii)	Senior to payments for common stock.

The investor’s right to receive his or her conversion amount is (a) on par with payments for common stock and other SAFEs and/or preferred stock who are also receiving conversion amounts or proceeds on a similar as-converted to common stock basis, and (b) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are proceeds or similar liquidation preferences).

Termination: This SAFE will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this SAFE) immediately following the earliest to occur of: (i) the issuance of common stock to the investor pursuant to the automatic conversion of this SAFE under an equity financing; or (ii) the payment, or setting aside for payment, of amounts due the investor pursuant to a liquidity or dissolution event.

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Note I – Convertible Notes Payable

During 2020, the Company offered their investors a series of 18-month 2% convertible promissory notes, (collectively, the “Notes”). Upon conversion, these shareholders would have the same rights as the current preferred shareholders. Key events that would cause conversion of these agreements into future equity were as follows:

Qualified Financing: If there is a qualified financing prior to a change in control or payment in full of these Notes, all principal together with all accrued but unpaid interest under these Notes shall automatically convert into shares of the Company’s preferred stock at the lesser of (i) a range of 80% to 85%, as defined in each individual Note, of the price per share paid by the purchasers for cash of the largest number of equity securities in the qualified financing, or (ii) the price obtained by dividing the target valuation by the Company’s fully-diluted outstanding capitalization (including these Notes and other convertible securities issued by the Company, including but not limited to: (a) SAFE contracts; (b) convertible promissory notes and other convertible debt instruments; and (c) convertible securities that have the right to convert into shares of common stock) immediately prior to the qualified financing (the “Conversion Price”). The total number of shares of stock that the holder shall be entitled to upon conversion of these Notes shall be equal to the number obtained by dividing (i) all principal and accrued but unpaid interest under such Note by (ii) the Conversion Price (the “Total Number of Shares”).

As of December 31, 2020, the Company had raised $160,000 through these convertible notes with maturity dates ranging from November 11, 2021 to June 20, 2022. During the fiscal year ended December 31, 2020, the Company also issued $9,800 in convertible notes payable for research and development services.

The Company closed on transactions pursuant to its Regulation A+ offering of common stock in the aggregate investment amount exceeding $1 million, whereupon the Qualified Financing terms were met and the Convertible Notes Payable automatically converted into shares of the Company’s common stock and/or preferred stock effective September 1, 2022.

The Company issued 2,762,172 shares of Series A Preferred Stock and 1,112,062 of common stock related to conversion of the total principal and accrued interest of $176,609 of Convertible Notes Payable. (See Note J)

Note J – Stockholders’ Equity (Deficit)

On September 15, 2021, the Company executed an Amended and Restated Certificate of Incorporations which, among other things, authorized the issuance 100,000,000 shares of preferred stock with a par value of $0.00001 per share with 50,000,000 designated as Series A Preferred Stock. Such designation, rights and preferences may be determined from time-to-time by the Company’s board of directors and authority is expressly vested in the board of directors, to authorize the issuance of one or more series of preferred stock.

Pursuant to the 2021 Amended and Restated Certificate of Incorporation, the Company increased the number of authorized common stock to 400,000,000 shares available for issuance on the same terms and at the same price as the initial authorization and effected a 12.0899429354-for-1 stock split of the issued common stock resulting in par value of $0.000000827 per share. Immediately following this stock split 7,052,466 shares were redeemed for $71 to be held as treasury stock until duly issued by the Company.

Additionally, pursuant to the 2021 Amended and Restated Certificate of Incorporation the Board is authorized to provide by resolution, out of the unissued shares of preferred stock, one or more series of preferred stock.

Series A Preferred Stock

The holders of Series A Preferred Stock have various rights and preferences as follows:

Dividends: A dividend shall not be declared, paid, or set aside on shares of any other class or series of capital stock of the Company unless the holders of the shares of Series A Preferred Stock then outstanding first receive, or simultaneously receive, on a pari passu basis, a dividend on each outstanding share of such Series A Preferred Stock. No dividends have been declared or paid on the Company’s preferred stock.

Liquidation Preference: In the event of any liquidation, dissolution, or winding-up of the Company, the holders of shares of Series A Preferred Stock shall be entitled to be paid out of the assets of the Company available for distribution of its stockholders before any payment is made to the common stockholders. In the event of a deemed liquidation event, the holders of shares of Series A Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution of its stockholders before any payment is made to the common stockholders.

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Voting: The holders of Series A Preferred Stock shall have no voting, approval, or consent rights.

In March 2024, the Company issued 272,917 shares of Series A Preferred Stock to a strategic investor in exchange for advisory services. The Company recognized professional fee expense of $218,333 in the six months ended June 30, 2024.

Series X Preferred Stock

On December 1, 2023, the Company authorized the creation of Series X Preferred Stock (the “Series X”) with 400,000 shares of preferred stock from the unissued preferred stock authorized designated as Series X with certain conversion features and no rights to voting or dividends. Key events that will cause conversion of these agreements into future equity include the following:

Qualified Financing: With respect to each share of Series X issued by the Company, if on or prior to the tenth (10th) anniversary of the issuance thereof, the Company consummates a Qualified Financing, such share shall automatically convert into one share of Common Stock of the Company, effective immediately prior to the effective closing of such Qualified Financing.

Change of Control: With respect to each share of Series X Preferred Stock issued by the Company, if on or prior to the tenth (10th) anniversary of the issuance thereof, the Company consummates a Change of Control, such share shall automatically convert into one share of Common Stock of the Company, effective immediately prior to the effective date of such Change of Control.

Reclassification: Upon any reclassification, exchange, substitution, conversion or other event that results in a change of the number and/or class of the equitable securities issuable upon conversion of shares of Series X, the holder thereof shall been entitled to receive, upon conversion, the number and kind of securities and property, having substantially the same market value and rights, preferences, powers, privileges, restrictions, qualifications and limitations that holders of Series X would have received if Series X had been converted immediately before such event, as determined by the board of directors in its sole discretion.

Liquidation, Dissolution or Winding Up: In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of shares of Series X then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders an amount equal to $0.01 per share.

In January 2024, the Company issued 302,154 shares of Series X Preferred Stock at $0.01 per share. As of December 31, 2023, the Company had no shares issued of Series X Preferred Stock.

Stock Issuances – Regulation A+ Offering

On December 27, 2021, the Company received Notice of Qualification from the Securities and Exchange Commission under Regulation A+ to proceed with the public offering of its securities (the “Reg A+ Offering”). The Offering permits the Company to offer and sell 35,000,000 shares of common stock at a purchase price of $1.00 per share, or $35,000,000 in total, to accredited investors. All shares are exempt from registrations contained in Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder. There are no underwriting fees associated with this Reg A+ Offering.

In connection with the Reg A+ Offering, the Company engaged a fully regulated broker-dealer at a 3% commission of all sales. As of December 31, 2022, the Company issued 1,171,827 shares of common stock at a purchase price of $1 per share and recognized $290,921 of offering costs related to the offering.

Stock Issuances – 2022 and 2023 Regulation Crowdfunding Offering

During 2022 the Company launched a Regulation Crowdfunding offering (the “Reg CF Offering”) to sell up to $5,000,000 in equity financing through the sale of up to 5,000,000 shares of its common stock at a purchase price of $1.00 per share. The Reg CF Offering also provided for investment incentives and bonuses of additional bonus shares and physical good perks offered to investors based on the elapsed time of offering and amount invested.

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In connection with the Reg CF Offering, the Company entered into an agreement with a funding portal for processing, transfer agent and other services. Under this agreement the Company is to pay certain fees for services received and various commissions on proceeds raised for the offering with 6% of the net proceeds held in escrow for up to six months following the close of the offering. As of June 30, 2024 and December 31, 2023, deposits for the Reg CF Offering held totaled $0 and $30,956, respectively, and are recorded in other current assets in the financial statements. The funding portal is also to receive 3% commission paid in equity at the same rate as the Reg CF Offering upon completion of the offering after final proceeds are determined.

During 2023 and 2022, respectively, the Company issued 1,902,403 and 464,614 shares of common stock under the Reg CF Offering, including bonus shares of 128,530 and 59,417, for net proceeds after platform commissions and related costs, of $1,773,873 and $405,197 and recognized $167,665 and $34,646 of related offering costs. The Reg CF Offering ran through September 2023, at which time it was closed to further sales of its securities.

The Company issued 53,208 shares of common stock in February 2024 to the funding portal in payment of commissions earned related to the Reg CF Offering.

Stock Issuances – 2024 Regulation Crowdfunding Offering

In February 2024, the Company launched a Regulation Crowdfunding offering (the “2024 Reg CF Offering”) to sell up to $3,621,492 in equity financing through the sale of up to 2,463,000 shares of its common stock at a purchase price of $1.47 per share. In connection with the 2024 Reg CF Offering, the Company entered into an agreement with a funding portal for processing, transfer agent and other services. Under this agreement the Company is to pay certain fees for services received and various commissions on proceeds raised for the 2024 Reg CF Offering with 6% of the net proceeds held in escrow for up to six months following the close of the 2024 Reg CF Offering. As of June 30, 2024 and December 31, 2023, deposits for the 2024 Reg CF Offering held totaled $19,232 and $0, respectively, and are recorded in other current assets in the financial statements. The funding portal is also to receive 3% commission paid in equity at the same rate as the 2024 Reg CF Offering upon completion of the offering after final proceeds are determined.

During the first six months of 2024, the Company issued 273,443 shares of common stock under the 2024 Reg CF Offering, including bonus shares of 42,705 for net proceeds after platform commissions and related costs, of $339,194 and recognized $86,164 of related offering costs.

Note K – Stock Option Plan

In September 2021, the Company established the 2021 Equity Ownership Plan (the “2021 Plan”). The purpose of the plan is to attract and retain the services of selected employees, officers, managers, advisors and other key contributors to the Company and believes that the 2021 Plan will encourage the participants to contribute materially to the Company’s growth, thereby benefiting its shareholders, and will align the economic interests of the participants with those of the shareholders. The maximum number of shares that may be the subject of awards under the 2021 Plan shall be equal to ten percent (10%) of the outstanding capital stock of the Company, on a fully converted basis.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option valuation model that uses the assumptions noted in the following table. Expected volatility has been estimated based on the historical volatility of an industry sector index. The expected life of options granted is derived from the termination date related to the option. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

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The following assumptions were used to determine the fair value of the stock options granted during the six months ended June 30:

	2024	2023

Estimated fair value of underlying stock at grant date	$1.00	$1.00
Exercise price	$1.00	$1.00
Expected life	10 years	10 years
Risk-free interest rates	3.72%	1.52% - 3.59%
Volatility	0%	0%

Total stock-based compensation charged to operations for option-based arrangements amounted to $15,578 and $18 for the six months ended June 30, 2024 and 2023, respectively. At June 30, 2024 and December 31, 2023, there was approximately $51,510 and $50,611 of unrecognized stock-based compensation expense, respectively.

A summary of the status of the Company's outstanding stock options as of June 30, 2024 and December 31, 2023 and changes during the six months ended June 30, 2024 and 2023 are as follows:

	Shares	Weighted Average Exercise Price

Outstanding at January 1, 2023	4,174,930	$0.00959
Granted	565,000	$1.00000
Exercised	-	-
Forfeited	(120,000)	$1.00000
Outstanding at June 30, 2023	4,619,930	$0.10498
Granted	-	-
Exercised	-	-
Forfeited	(310,000)	$1.00000
Outstanding at December 31, 2023	4,309,930	$0.04061
Granted	5,000	$1.00000
Exercised	-	-
Forfeited	-	-
Outstanding at June 30, 2024	4,314,930	$0.04172

A summary of the status of the Company's outstanding stock options as of June 30, 2024 is as follows:

Exercise Price	Shares	Remaining Contractual Life (Years)
$0.00001	4,134,930	7.26
$1.00000	180,000	8.76
$0.04172	4,314,930	7.32

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Note L – Income Taxes

No provision or benefit for federal or state income taxes has been reflected for the six months ended June 30, 2024 and 2023, respectively, since the Company reported losses and has established a valuation allowance against the total net deferred tax asset.

Significant components of the Company’s net deferred tax assets were as follows as of December 31, 2023:

Net operating loss carry forward	$1,003,929
Capitalized research and development	106,881
Property and equipment	(91,547)
Valuation allowance	(1,019,263)
Net deferred tax asset	$-

At December 31, 2023 and 2022, the Company had federal net operating loss carryforwards of approximately $5,927,000 and $3,561,000, respectively. The federal net operating loss may be carried forward indefinitely but is limited to 80% of the taxable income in any one tax period. The utilization of the net operating loss carryforwards may be limited in the case of certain events including significant changes in ownership interests. The Company’s federal and state blended tax rate was 21.00% for the years ended December 31, 2023 and 2022.

The entire balance of the deferred tax asset has been offset by a valuation allowance since there may be limitations on the amount of net operating loss carryforwards which can be used in future years, and utilization of net operating loss carryforwards cannot be sufficiently assured at June 30, 2024 and December 31, 2023.

Note M – Operating Leases

On April 1, 2021, the Company leased manufacturing space in Melbourne, Florida from an unrelated party with monthly base payments of approximately $7,280 plus variable lease costs including applicable sales taxes and common area maintenance costs. The lease originally was set to mature in April 2024. The base rent is subject to a fixed increase every year of approximately 3%. The variable costs are subject to adjustment at the beginning of each calendar year based on actual costs for the previous calendar year. The Company has exercised its option to extend the lease term 18 months through October 2025 at materially same terms.

On March 20, 2023, the Company entered into a 36-month operating lease agreement to increase its manufacturing space by 1,814 sq ft. Monthly payments consist of fixed base payments of approximately $3,118 plus variable costs including sales tax and a pro rata share of common area maintenance charges which may be adjusted for the landlords operating costs at the beginning of each calendar year each.

The ROU assets are summarized below:

	June 30,	December 31,
	2024	2023
Operating lease ROU assets	$517,173	$334,020
Less: Accumulated reduction	(301,681)	(206,728)
Balance of ROU assets	$215,492	$127,292

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Operating lease liabilities related to the ROU assets as of December 31 are summarized below:

	June 30,	December 31,
	2024	2023
Operating lease liabilities	$517,173	$334,020
Reduction of lease liabilities	(295,064)	(223,410)
Balance of lease liabilities	$222,109	$110,610

The components of lease expense for the six months ended June 30 were as follows:

	2024	2023
Operating lease cost	$183,184	$69,072

The maturities of lease liabilities were as follows as of June 30, 2024:

Years Ending December 31,	Amount
2024 (remaining)	$82,967
2025	144,901
2026	9,199
Future minimum lease payments	237,067
Less: imputed interest	(14,958)
Present value of lease payments	222,109
Less: current portion of lease liabilities	(153,014)
Operating lease liabilities, net of current portion	$69,095

Note N – Commitments and Contingencies

Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company’s management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company’s legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein. If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed.

Note O – Subsequent Events

The Company evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through September 25, 2024, the date the financial statements were available for issuance, and determined that the following items required disclosure:

Subsequent to the date of the balance sheet, the Company issued an additional $300,000 of SAFE agreements with terms similar to those described in Note H.

Subsequent to the date of the balance sheet, the Company issued 79,410 shares of common stock under the 2024 Reg CF Offering, including bonus shares of 3,756 for net proceeds of $62,904 after platform commissions, related costs and escrows.

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EXHIBITS

Exhibit Index

Exhibit 2A: Amended and Restated Certificate of Incorporation

Exhibit 2B: Bylaws of Apis Cor Inc.

Exhibit 4: Subscription Agreement

Exhibit 8: Escrow Agreement with Wilmington Trust National Association

Exhibit 11: Consent of the Auditor

Signature Page

Pursuant to the requirements of Regulation A, the issuer had duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Exact name of the Issuer as specified in its Charter): Apis Cor Inc. By:

s/Anna Cheniuntai

Anna Cheniuntai, Chief Executive Officer

Date: September 26, 2024

Location Signed: City of Melbourne, FL

s/Nikita Cheniuntai

Nikita Cheniuntai, Chief Technology Officer

Date: September 26, 2024

Location Signed: City of Melbourne, FL

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and in the dates indicated.

s/Anna Cheniuntai

Anna Cheniuntai, Chief Executive Officer

Date: September 26, 2024

Location Signed: City of Melbourne, FL

s/Nikita Cheniuntai

Nikita Cheniuntai, Chief Technology Officer

Date: September 26, 2024

Location Signed: City of Melbourne, FL

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